UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

HOUSTON WIRE & CABLE COMPANY [HWCC]
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44244K109
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
 (360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

September 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 379,779
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 926,298
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 926,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 68,774
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,374,851
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,374,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 68,774
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,374,851
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,374,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Schedule 13D (the "Schedule 13D") is being filed with respect to the shares of common stock (the "Shares") of Houston Wire & Cable Company a Delaware corporation ("the "Company").
Item 2.  Identity and Background.

This Schedule 13D is being filed by the following three limited partnerships (the "D3 Family Funds"), the following two corporations which are the sole general partners of the D3 Family Fund(s) indicated below (collectively, the "Reporting Persons") and the following individual who is the President of each of the two general partners.
(a) The Reporting Persons are:  The D3 Family Fund, L.P., a Washington limited partnership; The DIII Offshore Fund, L.P., a Bahamas limited partnership; The D3 Family Bulldog Fund, L.P. a Washington limited partnership; Nierenberg Investment Management Company, Inc., a Washington corporation ("NIMCO") which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington; Nierenberg Investment Management Offshore, Inc. ("NIMO"), which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the DIII Offshore Fund organized under the law of The Bahamas; and David Nierenberg, a United States citizen, who is the President of each of the two general partners.
 (b) The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington 98607.
(c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers.  The principal business of the corporate Reporting Persons is to serve as the general partner of the applicable D3 Family Fund(s). Mr. Nierenberg's principal occupation is President of each of the two corporate Reporting Persons.
(d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $12,546,222. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund.

Item 4.  Purpose of Transaction
On September 26, 2017, the Reporting Persons sent a letter to the Chairman and the CEO of the Issuer, which is filed as an exhibit hereto under Item 7, and is hereby incorporated by reference in this Item 4.
The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 16,487,334 Shares outstanding as of August 1, 2017, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2017.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 379,779 Shares, constituting approximately 2.3% of all of the outstanding Shares.

As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 926,298 Shares, constituting approximately 5.6% of all of the outstanding Shares.
As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 68,774 Shares, constituting less than 1% of all of the outstanding Shares.
    By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,374,851 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 8.3% of all of the outstanding Shares.

By virtue of its relationships with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 68,774 Shares, beneficially owned by the Offshore Fund, constituting less than 1% of all of the outstanding Shares.
By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,374,851 Shares beneficially owned by NIMCO and NIMO, constituting approximately 8.3% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,374,851 Shares, constituting approximately 8.3% of the outstanding Shares.
Item 5(b) is hereby amended and restated to read as follows:
 (b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 379,779 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 926,298 Shares held by the Bulldog Fund.
The Offshore Fund, NIMO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 68,774 Shares held by the Offshore Fund.

Item 5(c) is hereby amended and restated to read as follows:
 (c)  During the past sixty (60) days the following purchases of Shares were made by the Reporting Persons named below in open market transaction:

Fund	Transaction Date	Shares Bought	Price
D3 Family Fund LP	7/28/2017	1,024	5.90
D3 Family Bulldog Fund LP	7/28/2017	2,496	5.90
DIII Offshore Fund LP	7/28/2017	185	5.90
D3 Family Fund LP	7/31/2017	3,369	5.80
D3 Family Bulldog Fund LP	7/31/2017	8,216	5.80
DIII Offshore Fund LP	7/31/2017	610	5.80
D3 Family Fund LP	8/1/2017	708	5.90
D3 Family Bulldog Fund LP	8/1/2017	1,726	5.90
DIII Offshore Fund LP	8/1/2017	128	5.90
D3 Family Fund LP	8/2/2017	1,298	5.89
D3 Family Bulldog Fund LP	8/2/2017	3,167	5.89
DIII Offshore Fund LP	8/2/2017	235	5.89
D3 Family Fund LP	8/3/2017	82	5.90
D3 Family Bulldog Fund LP	8/3/2017	199	5.90
DIII Offshore Fund LP	8/3/2017	15	5.90
D3 Family Fund LP	8/4/2017	414	5.90
D3 Family Bulldog Fund LP	8/4/2017	1,011	5.90
DIII Offshore Fund LP	8/4/2017	75	5.90
D3 Family Fund LP	8/7/2017	415	5.87
D3 Family Bulldog Fund LP	8/7/2017	1,010	5.87
DIII Offshore Fund LP	8/7/2017	75	5.87
D3 Family Fund LP	8/8/2017	2,762	5.93
D3 Family Bulldog Fund LP	8/8/2017	6,738	5.93
DIII Offshore Fund LP	8/8/2017	500	5.93
D3 Family Fund LP	8/9/2017	4,155	5.73
D3 Family Bulldog Fund LP	8/9/2017	10,135	5.73
DIII Offshore Fund LP	8/9/2017	752	5.73
D3 Family Fund LP	8/10/2017	2,762	5.59
D3 Family Bulldog Fund LP	8/10/2017	6,737	5.59
DIII Offshore Fund LP	8/10/2017	501	5.59
D3 Family Fund LP	8/11/2017	2,762	5.48
D3 Family Bulldog Fund LP	8/11/2017	6,737	5.48
DIII Offshore Fund LP	8/11/2017	501	5.48
D3 Family Fund LP	8/17/2017	867	4.88
D3 Family Bulldog Fund LP	8/17/2017	2,113	4.88
DIII Offshore Fund LP	8/17/2017	156	4.88
D3 Family Fund LP	8/18/2017	2,175	4.96
D3 Family Bulldog Fund LP	8/18/2017	5,306	4.96
DIII Offshore Fund LP	8/18/2017	394	4.96
D3 Family Fund LP	8/22/2017	3,837	4.78
D3 Family Bulldog Fund LP	8/22/2017	9,358	4.78
DIII Offshore Fund LP	8/22/2017	694	4.78
D3 Family Fund LP	8/23/2017	714	4.77
D3 Family Bulldog Fund LP	8/23/2017	1,743	4.77
DIII Offshore Fund LP	8/23/2017	130	4.77
D3 Family Fund LP	9/18/2017	722	4.78
D3 Family Bulldog Fund LP	9/18/2017	1,760	4.78
DIII Offshore Fund LP	9/18/2017	131	4.78

Item 7.  Material to be filed as Exhibits
Exhibit 99.1  Letter from David Nierenberg and Damon Benedict to the Chairman and CEO of the Company, dated September 26, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P.,

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

September 27, 2017            By: /s/ David Nierenberg
-------------------------                                                       -------------------------------------------
                    David Nierenberg, President

DIII Offshore Fund, L.P.

By: Nierenberg Investment Management
Offshore, Inc.

Its: General Partner

September 27, 2017           By: /s/ David Nierenberg
-------------------------                                                       -------------------------------------------
                    David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

September 27, 2017                                                         By: /s/ David Nierenberg
-------------------------                                                       -------------------------------------------
                    David Nierenberg, President

Nierenberg Investment Management
Offshore, Inc.

September 27, 2017                                                         By: /s/ David Nierenberg
-------------------------                                                       -------------------------------------------
                    David Nierenberg, President

September 27, 2017                                                           /s/ David Nierenberg
-------------------------                                                       -------------------------------------------
                  David Nierenberg

Exhibit No 99.1

THE D3  FAMILY FUND

DAVID NIERENBERG

September  26, 2017

Mr. William Sheffield,Chairman and Mr. James L Pokluda, President and CEO
Houston Wire & Cable Company
10201 North Loop East Houston, TX 77029

Dear Bill and Jim,

Since 03 filed our 13G for the end of 2016, we have increased our ownership of HWCC almost 30% to 1,374,851 shares, 8.39% of the company. We believe this makes us the second largest shareholder. We took advantage of what we consider to be the mis-pricing of the company's shares because we believe HWCC's share price could triple over the next several years .

We see straws in the wind which corroborate this: WTI has nearly doubled from a cyclical low of $26 to close last week at $50.66. Similarly, copper has rebounded 50% since its January 2016 low, which should bolster gross margin . You said in your last conference call that you believe major project business has bottomed and should begin recovering. While Hurricane Harvey interrupted third quarter business, rebuilding from the storms should drive medium term growth for HWCC. To reduce dependence on cyclical energy business, you entered the specialty fastener master distribution business by acquiring Vertex . You appointed Rich Megliola, an accomplished industry veteran, to lead Vertex . Roy Haley brought his excellent distribution industry experience to your board of directors and purchased 10,000 HWCC shares . And your core business looks like it is turning the corner-the company returned to positive EBITDA; it began reducing debt; metals-adjusted MRO sales have grown for four consecutive quarters; and we anticipate that HWCC will return to profitability by year-end . We believe HWCC's management is strong and that management and the board are responsible capital allocators . We believe your business is not going to be "Amazoned ."

Yet HWCC's share price (closing at $5.15 last week) is trading around historic lows, absolutely and in terms of the ratio of your market price to tangible book value . Within the past month your share price has traded as low at 1.4X tangible book value per share, relative to a five year average of 2.3X and a ten year average of 3X . HWCC ended last week with a market cap of only $8SM and tangible book value of $SSM. Thus the market values HWCC as a going concern (equity market cap minus TBV) at $30M, which is only one times your average annual EBITDA from 2011-2014, or three times EBITDA including debt.  This valuation makes little sense to us for a company which earned about $30M of EBITDA per year from 2011-14, EPS of almost $1 from 2011-13 and a 16.2% ROE, and which subsequently reduced share count over 8% and boosted earnings power by acquiring Vertex. With domestic oil and gas operators halving their break-even's over the past several years, HWCC doesn't need $80-100 oil for its energy customers to prosper; they can do well at $40-50 (and their break-even should continue declining) .  For these reasons, it is not implausible for us to envision HWCC earning $1.20 per share when its served markets normalize . With a mid-teens earnings multiple, HWCC's share price could triple from recent levels.

Nierenberg Investment Management Company, 19605 N . E. 8th Street, Camas, Wa shington 98607 Tel 360/604-8600  Fax 360/604- 1 8 11

We recognize that the stock market today is obsessed with large cap growth, as it was before peaking in the first quarter of 2000 . Similarly, a recent Strategas analysis of the 10 year average total return of Russell 2000 growth stocks versus Russell 2000 value stocks demonstrates that the market is valuing small cap growth relative to value at about two standard deviations above normal, a peak last hit 17 years ago.  Moreover, the prices of copper and oil have been volatile and this hurricane season deadly. Fortunately, however, market trends don't persist forever. But until the current trend breaks, what can HWCC do to build, and demonstrate, shareholder value?

In order of importance we have discussed with you these suggestions :

1.
DRIVE PROFITABLE REVENUE GROWTH - HWCC is well-positioned to participate in the cyclical recovery of both parts of its core business----MRO and major project. We hope you will invest in internet commerce as a convenient, faster, and less costly way of doing business and utilize artificial intelligence as a customer service tool. While we don't have a good enough crystal ball to know how rapidly solar and wind energy will substitute for hydrocarbons, or electric cars for gasoline-powered vehicles, we hope you will grow Vertex rapidly, and your non-energy sales, to reduce over time HWCC's reliance on energy . With solid opportunities to consolidate market share in the fragmented specialty fastener distribution business, with gross margins there approximately 40% higher than in copper wire and cable, and a renewed emphasis on growth, we see substantial upside potential at Vertex.

2.
USE FREE CASH TO HALVE DEBT, THEN CONSIDER ACQUISITIONS, REPURCHASES, AND/OR DIVIDENDS - HWCC has been a responsible capital allocator. In the last downturn it halved debt, reduced share count 8%, and paid a dividend until it bought Vertex . Last quarter it resumed reducing debt . We hope you will use free cash to halve debt again, after funding digital and Vertex ' growth . Given the cyclicality of energy ,debt reduction is always prudent.

3.
CONSIDER FURTHER EVOLUTIONARY CHANGES IN BOARD MEMBERSHIP - We are delighted with the last two board additions, Gary Yetman and Roy Haley, who bring considerable industrial distribution expertise. We hope you'll add a digital native and a specialty fastener expert.

4.
CONTINUE INSIDER BUYING - We are delighted that three directors, including Bill, recently bought a total of 25,000 HWCC shares. We hope for continued insider buying; not all outside directors bought stock; no senior manager bought stock; and aggregate insider purchased ownership remains low, despite the quality of HWCC and the bargain price of its shares.

Thank you for your service to the stakeholders of HWCC and for considering our suggestions.
Sincerely yours,
David Nierenberg and Damon Benedict, General Partners The D3 Family Funds